April 7, 2006



VIA EDGAR CORRESPONDENCE AND VIA FACSIMILE AT (202) 772-9210
------------------------------------------------------------

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

           Re:      netGuru, Inc.
                    Form 10-KSB for the year ended March 31, 2005
                    File No. 0-28560
                    ------------------------------------------------------------


Dear Ms. Collins:

         This letter responds to your letter of comments dated January 31, 2006. For your convenience, we have set forth below your comments in their entirety and have keyed our responses to the numbers you placed adjacent to your comments.

Form 10-KSB for the Year Ended March 31, 2005
---------------------------------------------

Item 8A. Controls & Procedures, page 35
---------------------------------------

1. WE NOTE YOUR DISCLOSURE THAT AS OF MARCH 31, 2005 YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY US IN THE REPORTS FILED OR SUBMITTED BY US UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE SEC'S RULES AND FORMS, INCLUDING TO ENSURE THAT THE INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CEO AND CFO, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING WHETHER OR NOT DISCLOSURE IS REQUIRED. WE FURTHER NOTE THAT ON APRIL 20, 2005 YOU RESTATED YOUR FINANCIAL STATEMENTS IN AMENDMENTS TO FORMS 10-QSB FOR THE QUARTERLY PERIODS ENDED JUNE 30, 2004, SEPTEMBER 30, 2004 AND DECEMBER 31, 2004. IN LIGHT OF THESE RESTATEMENTS, PLEASE EXPLAIN IN REASONABLE DETAIL HOW YOUR OFFICERS CONCLUDED THAT THE CONTROLS AND PROCEDURES WERE NONETHELESS EFFECTIVE AS OF MARCH 31, 2005.

         As you noted, on April 20, 2005, we restated our quarterly financial statements for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004. The restatement related to the accounting effects of an April 2004 amendment to add $1,000,000 in additional borrowings to a convertible promissory note that we originally issued in December 2003.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 2


         In connection with the preparation of our Form 10-QSB for the quarter ended June 30, 2004, we researched and analyzed available accounting literature, including Emerging Issues Task Force ("EITF") No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments". Based on this research and analysis, we initially determined that it was appropriate to record this amendment as a substantial modification of debt.

         During the quarter ended March 31, 2005, we prepared a resale registration statement and in the context of our review of our registration statement in March 2005, management further evaluated our treatment of the debt modification in light of additional information relating to the revised interpretation of EITF 96-19 that had become available through a speech by SEC staff in December 2004.

         Based on our analysis of the additional information relating to the interpretation of EITF 96-19 and consultations with our audit committee, on April 1, 2005, our management promptly took steps to announce and perform a restatement of the affected interim financial statements in April 2005.

         As you note in your comment, our disclosure controls and procedures disclosure contained in our Form 10-KSB for the fiscal year ended March 31, 2005 states that our officers concluded that our disclosure controls and procedures were effective as of March 31, 2005. Our officers based this belief upon, among other factors, the fact that the restatement related to accounting entries that were made nearly one year earlier and the fact that at the time the entries were made, the entries appeared to be correct based on company research and analysis based on then-available information on EITF 96-19. Subsequent research indicated the applicability of the speech by SEC staff member, Robert J. Comerford, regarding application of EITF Issue No. 96-16 to modified convertible bond transactions, and management took corrective action at that time.

         While we acknowledge that the restatement of interim financial information is an indicator of a potential material weakness, we reached the conclusion that we did not have a material weakness as of March 31, 2005 in our disclosure controls and procedures. We believe that our controls relating to our disclosures and preparation of reports filed with the SEC were appropriate because we had consistently applied the available accounting literature. Further, when we determined based on subsequently available interpretive information that our accounting no longer appeared to be appropriate, we promptly took measures to announce and revise the accounting and disclosures and to ensure that our interim information was properly reported and that our Form 10-KSB for the fiscal year ended March 31, 2005 was prepared based upon the latest available interpretive information.

Consolidated Statements of Cash Flows, page F-8
-----------------------------------------------

2. WE NOTE IN YOUR STATEMENT OF CASH FLOWS YOU INCLUDE A SEPARATE LINE ITEM FOR CASH FLOWS FROM DISCONTINUED OPERATIONS. IF YOU INTEND TO MAINTAIN THE PRESENTATION OF SEPARATE CASH FLOW INFORMATION FOR DISCONTINUED OPERATIONS, YOUR STATEMENTS OF CASH FLOWS SHOULD SEPARATELY DISCLOSE CASH FLOWS FROM OPERATING, INVESTING, AND FINANCING ACTIVITIES RELATED TO DISCONTINUED OPERATIONS. ADDITIONALLY, YOUR DISCLOSURE OF OPERATING CASH FLOWS SHOULD SHOW ALL COMPONENTS OF OPERATING CASH FLOW RELATED TO DISCONTINUED OPERATIONS RATHER THAN THE NET OPERATING CASH FLOWS. PLEASE TELL US HOW YOU INTEND TO COMPLY WITH THESE REPORTING REQUIREMENTS. REFER TO FOOTNOTE 10 SFAS 95.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 3


         Consistent with the information presented in SEC staff member Joel Levine's speech at the AICPA Annual Conference on SEC and PCAOB Current Developments in December 2005, we retrospectively modified our presentation of the statement of cash flows for discontinued operations in our Form 10-QSB for the period ended December 31, 2005. On the face of the statement of cash flows, we expanded the previous one-line caption display to separately disclose cash flows from each of operating, investing, and financing activities from discontinued operations for both the current and prior period. In addition, on the face of the cash flow statement we have indicated the change by labeling the marginal heading as "Revised - See note 16". The footnote that this refers to reads as follows:

         "AT DECEMBER 31, 2005, THE COMPANY HAS SEPARATELY DISCLOSED THE OPERATING, INVESTING AND FINANCING PORTIONS OF THE CASH FLOWS ATTRIBUTABLE TO ITS DISCONTINUED OPERATIONS, WHICH IN PRIOR PERIODS WERE REPORTED ON A COMBINED BASIS AS A SINGLE AMOUNT."

Notes to Consolidated Financial Statements
------------------------------------------

Revenue Recognition, page F-12
------------------------------

3. WE NOTE YOUR DISCLOSURE THAT CUSTOMERS MAY CHOOSE TO PURCHASE THE RIGHT TO RECEIVE UPGRADES. DESCRIBE THE TYPES OF UPGRADE RIGHTS THAT YOU OFFER TO YOUR CUSTOMERS AND TELL US WHETHER YOUR ARRANGEMENTS DESCRIBE SPECIFIC FEATURES AND/OR ADDITIONAL FUNCTIONALITY TO BE INCLUDED IN FUTURE UPGRADES. TELL US YOUR CONSIDERATION OF PARAGRAPHS 37 AND 38 OF SOP 97-2 WITH REGARD TO SPECIFIED UPGRADE RIGHTS IN YOUR ARRANGEMENTS.

         Per Paragraph 37 of SOP 97-2, "if a multiple-element arrangement includes an upgrade right, the fee should be allocated between the elements based on vendor-specified objective evidence of fair value." The definition of an upgrade right per SOP 97-2 is "the right to receive one or more specific upgrades/enhancements that are to be sold separately. The upgrade right may be evidenced by a specific agreement, commitment, or the vendor's established practice." In our arrangements, when a customer purchases post contract customer support ("PCS") we do not offer them the right to specific upgrades/enhancements but instead offer them the right to UNSPECIFIED upgrades and enhancements that may be released during their one-year PCS contract on a when-and-if-available basis. The development efforts for such unspecified upgrades and enhancements would generally not be significant in relation to the original development effort for the software product and we would otherwise need to make those changes to continue its product offering in the marketplace. We do not offer an explicit commitment or agreement to deliver a specific version of the software or an upgrade with specific features and functionality, nor do we assure the customer that any upgrades or enhancements will be released during their PCS period. If a new version is released with new features and functionality, the customers have the right to receive it for free if they are under PCS. However, at the time of purchase of PCS, we do not know what new features and upgrades will be released with the new version, therefore our PCS arrangements do not describe specific features and/or additional functionality to be included in future upgrades.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 4


         We provide unspecified upgrades/enhancements to customers on a when-and-if available basis as long as they have purchased PCS. Per SOP 97-2, the definition of PCS is "the right to receive services or unspecified product upgrades/enhancements, or both, offered to users or resellers, after the software license period begins, or after another time as provided for by the PCS arrangement. Unspecified upgrades/enhancements are PCS only if they are offered on a when-and-if available basis." Our arrangements meet the definition of an unspecified upgrade/enhancement that can be included in the PCS element of the arrangement. We have reviewed paragraphs 37 and 38 and noted that our arrangements do not provide specified upgrade rights that need to be allocated separately.

         In our Form 10-QSB for the period ended December 31, 2005, we included in the revenue recognition section of the critical accounting policies discussion in the MD&A section at page 22 and in the revenue recognition note in the notes to consolidated financial statements at page 8 the following language:

     "CUSTOMERS MAY CHOOSE TO PURCHASE MAINTENANCE CONTRACTS THAT INCLUDE TELEPHONE, E-MAIL AND OTHER METHODS OF SUPPORT, AND THE RIGHT TO UNSPECIFIED UPGRADES ON A WHEN-AND-IF AVAILABLE BASIS"

     We intend to include similar language where appropriate in future filings.

Note (3) - Long-Term Debt, page F-17
------------------------------------

4. WE NOTE THAT YOUR 2002, 2003, AND 2004 NOTES AND REVOLVING CREDIT FACILITY PROVIDE FOR THE CONVERSION OF DEBT INTO SHARES OF YOUR COMMON STOCK. TELL US HOW THE COMPANY EVALUATED THE CONVERSION FEATURES ASSOCIATED WITH THESE DEBT ISSUANCES TO DETERMINE WHETHER THERE ARE EMBEDDED DERIVATIVES THAT MEET THE CRITERIA FOR BIFURICATION UNDER SFAS
         133. SPECIFICALLY, TELL US HOW YOU CONSIDERED THE CRITERIA IN PARAGRAPH 12(A) THROUGH 12 (C) OF SFAS 133 AND THE SCOPE EXCEPTION OF PARAGRAPH 11(A) OF SFAS 133 IN YOUR ANALYSIS. PROVIDE US WITH YOUR ANALYSIS FOR EACH DEBT ISSUANCE USING THE CONDITIONS OUTLINED IN PARAGRAPH 12-32 OF EITF 00-19 TO SUPPORT YOUR CONCLUSIONS. SPECIFICALLY WE NOTE THAT THE SHARES OF COMMON STOCK UNDERLYING CERTAIN ISSUANCES ARE SUBJECT TO REGISTRATION RIGHTS AND LIQUIDATED DAMAGES. IF THE SCOPE EXCEPTION OF PARAGRAPH 11(A) IS NOT MET, TELL US WHY YOU HAVE NOT CONSIDERED THE CONVERSION FEATURES TO BE EMBEDDED DERIVATIVES THAT ARE SUBJECT TO CLASSIFICATION AND MEASUREMENT AT FAIR VALUE.

         The following is an analysis of how we evaluated the conversion features associated with the 2002, 2003, and 2004 notes and Revolving Credit Facility (the "debt issuances"), specifically our consideration of the criteria in paragraphs 12(a) through 12(c) of SFAS 133 and the scope exception of paragraph 11(a).

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 5


         The debt instruments met the criteria in paragraph 12(a) and 12(b) of SFAS 133 because the conversion option is not considered clearly and closely related to the debt host and the debt instruments, in its entirety, is not accounted for at fair value, with changes in fair value reported in earnings as they occur. However, we believe the conversion options embedded in the debt instrument fail to meet the criterion in paragraph 12(c) of SFAS 133 because they meet the 11(a) scope exception. Therefore, the conversion options do not meet the definition of a derivative under SFAS 133 and do not require separation and fair value accounting. Additionally, we believe that each instrument meets the definition of "conventional convertible debt" and therefore paragraphs 12-32 of EITF 00-19 were not applicable in our analysis of the conversion options. Following is our analysis of why each instrument is considered conventional convertible debt and why we believe the embedded conversion option meets the 11(a) scope exception.

For you reference we have provided a summary of terms for our note agreements as follows:

         2002 AND 2003 NOTES

         The fixed conversion price to convert the note to Common Stock is $1.60. The fixed conversion price was amended in the amended 2003 note to $1.30.

         The Company has the sole option to determine whether to satisfy payment of the Monthly Amount in full on each Repayment Date either in cash or in shares of Common Stock, or a combination of both. If the Borrower repays all or a portion of the Monthly Amount in shares of Common Stock, the number of such shares to be issued for such Repayment Date shall be the number determined by dividing (x) the portion of the Monthly Amount to be paid in shares of Common Stock, by (y) the Conversion Price (as defined herein) as of such date.

         Laurus has the right, but not obligation, to at any time until the Note is repaid in full, to convert the principal portion of this Note and/or interest and fees due and payable into shares of the Company's common stock as such stock exists on the date of issuance of this Note at the conversion price. Upon conversion, the Company must deliver the appropriate number of shares. The Company does not have the option of cash settlement. Laurus will not be permitted to convert on any conversion date, an amount of shares having a dollar value exceeding 25% of the aggregate dollar trading volume during the 30 trading days preceding such Conversion date.

         The Company may provide Laurus with a "call notice" requiring the conversion of all or a portion of the Note held by the Company (at the fixed conversion price). The "call date" shall be at least 30 days following the date of the call notice, provided a registration statement covering the resales of that number of shares has been declared effective and is available for use. The amount of common stock to be issued in connection with any such conversion for the Call Notice shall not exceed 20% of the aggregate dollar trading volume for the 22 trading days immediately preceding the Call Date.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 6


         2004 NOTE

         The Holder shall convert into shares of Common Stock all or a portion of the Monthly Amount due on each Repayment Date according to the following guidelines (i) the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market for the five (5) trading days immediately preceding such Repayment Date shall be greater than or equal to 110% of the Fixed Conversion Price and (ii) the amount of such conversion does not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Common Stock for the thirty (30) day trading period immediately preceding the applicable Repayment Date. If the Conversion Criteria are not met, the Holder shall convert only such part of the Monthly Amount that meets the Conversion Criteria. Any part of the Monthly Amount due on a Repayment Date that the Holder has not been able to convert into shares of Common Stock due to failure to meet the Conversion Criteria, shall be paid by the Borrower in cash.

         If the Monthly Amount is required to be paid in cash, then the Borrower shall pay the Holder an amount equal to the Monthly Amount due and owing to the Holder on the Repayment Date in cash. If the Monthly Amount is required to be paid in shares of Common Stock pursuant to the above, the number of such shares to be issued by the Borrower to the Holder on such Repayment Dateshall be the number determined by dividing (x) the portion of the Monthly Amount converted into shares of Common Stock, by (y) the then applicable Fixed Conversion Price.

         The fixed conversion price to convert the note to Common Stock is $1.29. Laurus has the right, but not obligation, to at any time until the Note is repaid in full, to convert the principal portion of this Note and/or interest and fees due and payable into shares of the Company's common stock as such stock exist on the date of issuance of this Note at the conversion price. Upon conversion, the Company must deliver the appropriate number of shares. The Company does not have the option of cash settlement.

         Laurus shall not be entitled to convert that amount of a Note in connection with that number of shares that would be in excess of the difference of: i) the number of shares of Common Stock beneficially owned by Laurus and ii) 4.99% of the outstanding shares of Company on the conversion date.

         CONCLUSION

         Under each of the 2002, 2003, and 2004 notes, the holder had an option to convert into a fixed number of shares as the conversion price is fixed. These notes meet the definition of a conventional convertible debt instruments since Laurus may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Since the embedded conversion feature was deemed to be a conventional convertible debt instrument, the embedded conversion option qualified for equity classification under EITF 00-19. Additionally, it qualifies for the scope exception in SFAS 133 since it is classified in stockholders equity per EITF 00-19 and was not required to be bifurcated from the host instrument. Accordingly, the 2002, 2003 and 2004 notes were accounted for in accordance with APB 14.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 7


         REVOLVING CREDIT FACILITY

         At any time after the date of this agreement that the Borrower shall have an effective registration statement covering 2,300,000 shares of its Common Stock to be issued upon the conversion of this Note, the Borrower may elect to prepay any Obligation, or a portion thereof using such registered shares of Common Stock.

         The fixed conversion price to convert the note to Common Stock is $1.30. For every $1 million of conversions made, the fixed conversion price will thereafter be adjusted upward to equal 110% of the volume weighted average closing price for the 5 trading days prior to the last day of the period during which such $1 million has been converted.

         Laurus has the right, but not obligation, to at any time until the Note is repaid in full, to convert the principal portion of this Note and/or interest and fees due and payable into shares of the Company's common stock as such stock exist on the date of issuance of this Note at the conversion price. Upon conversion, the Company must deliver the appropriate number of shares - the Company does not have the option of cash settlement.

         Laurus shall not be entitled to convert that amount of a Note in connection with that number of shares that would be in excess of the difference of: i) the number of shares of Common Stock beneficially owned by Laurus and ii) 4.99% of the outstanding shares of Company on the conversion date.

         In the event the common stock trades at a price greater than 110% of the fixed conversion price for a period of at least 5 consecutive days, the Company may provide Laurus with a "call notice" requiring the conversion of all or a portion of the Note held by the Company (at the fixed conversion price). The "call date" shall be at least 11 days following the date of the call notice, provided a registration statement covering the resales of that number of shares has been declared effective and is available for use. The amount of common stock to be issued in connection with any such conversion for the Call Notice shall not exceed 25% of the aggregate dollar trading volume for the 11 trading days immediately preceding the Call Date.

         The revolving credit facility had a fixed conversion price of $1.30. However, for every $1 million of conversions made, the fixed conversion price was thereafter to be adjusted upward. We concluded that until the first $1 million of debt was converted to equity, the convertible instrument had the characteristics of a conventional convertible debt instrument because the conversion price was fixed resulting in conversion into only a fixed number of shares and, therefore, should have been accounted for in a manner consistent with the 2002, 2003, and 2004 notes. However, once the first $1 million of debt obtained under the revolver was converted into equity and the conversion price reset, this instrument would no longer have had the characteristics of a conventional convertible debt instrument. Once the instrument is no longer considered conventional, it would thereafter be subject to the provisions of SFAS 133, and the conversion feature should be accounted for as a freestanding derivative, unless the criteria in paragraph 12-32 of EITF 00-19 are met. If the instrument does not meet those requirements, the contract would be reclassified as of the date of the event that caused the reclassification and accounted for at fair value with changes recorded in earnings.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 8


         In November 2005, the 2002, 2003, and 2004 notes were paid off and the revolver was terminated. Throughout the term of the revolver, we never reached the $1 million conversion where the fixed price would have reset.

         In conclusion, the 2002, 2003, and 2004 notes and Revolving Credit Facility met the 11(a) scope exception of SFAS 133 because we believe the instruments would qualify for equity classification per paragraph 4 of EITF 00-19 due to the fact that we believe all of the debt instruments met the definition of conventional convertible debt.

5. WE NOTE THAT IN CONNECTION WITH SOME OF THE CONVERTIBLE DEBENTURES, THE COMPANY ALSO ISSUED WARRANTS. TELL US HOW YOU ANALYZED OUTSTANDING WARRANTS PURSUANT TO SFAS 133 AND EITF 00-19. SPECIFICALLY, TELL US IF THE WARRANTS REQUIRE NET SETTLEMENT PURSUANT TO PARAGRAPH 6(C) OF SFAS
         133. ALSO, TELL US HOW THE COMPANY DETERMINED THAT THE WARRANTS MET THE SCOPE EXCEPTION OF PARAGRAPH 11 (A) OF SFAS 133. PROVIDE US WITH YOUR ANALYSIS USING THE CONDITIONS OUTLINED IN PARAGRAPHS 12 TO 32 OF EITF 00-19 TO DETERMINE WHETHER THE WARRANTS SHOULD BE CLASSIFIED IN EQUITY OR AS A LIABILITY. TELL US IF THE WARRANT AGREEMENTS INCLUDE REGISTRATION RIGHTS AND/OR LIQUIDATED DAMAGES PROVISIONS.

         Per Section IIB of Current Accounting and Disclosure Issues in the Division of Corporation Finance, "since warrants are freestanding instruments, the warrants should be analyzed to determine whether they meet the definition of a derivative under SFAS 133 (paragraphs 6-9), and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. If the warrant does not meet the definition of a derivative under SFAS 133, it must be evaluated under paragraphs 12-32 of EITF 00-19 to determine whether the instruments should be accounted for as a liability or an equity instrument.

         The following is an analysis pursuant to Paragraph 6 of SFAS 133 of the warrants issued with the convertible notes. Per paragraph 6 of SFAS 133, a derivative instrument is a financial instrument or other contract with ALL THREE of the following characteristics.

   a. It has (1) one or more UNDERLYINGS and (2) one or more NOTIONAL AMOUNTS or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

         All of the warrants have one underlying, which is the security exercise price. The exercise prices for the 2002 warrants are 125,000 shares at $1.76, 50,000 shares at $2.08 and 25,000 shares at $2.40. The exercise price for all of the 2004 warrants is $1.56. The exercise prices for the revolver warrants are 60,000 shares at $1.50, 60,000 shares at $1.63, and 60,000 shares at $1.89.

   b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

         There was no initial net investment for any of the warrant agreements.

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 9


   c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

         In the warrant agreements, there are no specific terms that require or permit net settlement. However, there are liquidated damages provisions in the registration rights agreement that also cover the warrant agreements. The amount of these damages is based on a percentage (1%) of the outstanding principal amount of the note with which the warrants agreement was issued. As per paragraph 14 of EITF 00-19, a contract such as this that anticipates settlement of the contract to be only in the form of registered shares results in an assumption that there will be a requirement to net-cash settle the contract.

         The warrants contain all three of the above characteristics; therefore they meet the definition of a derivative under SFAS 133.

         Pursuant to paragraph 11(a) of SFAS 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of SFAS 133. In order to determine whether the warrants met the scope exception of paragraph 11 (a) the warrants must first be evaluated under paragraphs 12-32 of EITF 00-19 to determine whether the instrument should be accounted for as a liability or an equity instrument. The following is an analysis of the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability, noting that all conditions must be met in order for the warrants to be classified in equity upon issuance:

-----------------------------------------------------------------------------------------------------------
                                                                       CRITERIA
NO.             CONDITION SUMMARIZED                                   MET        DESCRIPTION
-------------   ----------------------------------------------------   --------   -------------------------
12-13           Contracts that include any provision that could        YES        The warrants do not
                require net-cash settlement cannot be accounted for               provide any net cash
                as equity of the company, except in those limited                 settlement provisions.
                circumstances in which holders of the underlying
                shares would also receive cash.
-------------   ----------------------------------------------------   --------   -------------------------
14-18           THE CONTRACT PERMITS THE COMPANY TO SETTLE IN          NO
                UNREGISTERED SHARES
-------------   ----------------------------------------------------   --------   -------------------------
                14.  If the contract permits the company to net                   The shares underlying the
                share or physically settle the contract only by                   warrants are initially
                delivering registered shares, it is assumed that the              delivered as unregistered
                company will be required to net-cash settle the                   with a legend on the
                contract.  As a result, the contract must be                      back, but the shares
                classified as an asset or liability.                              underlying the warrants
                                                                                  are expected to be
                                                                                  registered by a
                                                                                  specific time
                                                                                  period. The warrant
                                                                                  contracts do not
                                                                                  specify how the
                                                                                  contract would be
                                                                                  settled in the event
                                                                                  that the company is
                                                                                  unable to deliver
                                                                                  registered shares.
-------------   ----------------------------------------------------   --------   -------------------------
19              THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED     YES        We have sufficient
                SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER                     authorized and unissued
                CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE                shares available to
                THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE               settle the contract.
                DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING
-------------   ----------------------------------------------------   --------   -------------------------

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 10

-------------   ----------------------------------------------------   --------   -------------------------
20-24           THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE         YES
                NUMBER OF SHARES TO BE DELIVERED IN A SHARE
                SETTLEMENT
-------------   ----------------------------------------------------   --------   -------------------------
25              THERE ARE NO CASH PAYMENTS REQUIRED TO THE             NO
                COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE
                TIMELY FILINGS WITH THE SEC.
-------------   ----------------------------------------------------   --------   -------------------------
                25: If those contracts that permit share settlement               Per the registration
                but require net-cash settlement in the event that                 rights agreements, in the
                the company does not make timely filings with the                 event the registration is
                SEC, then it just be classified as an asset or a                  not filed or declared
                liability.                                                        effective on time or if
                                                                                  the registration ceases
                                                                                  to be effective or the
                                                                                  common stock ceases
                                                                                  trading then until the
                                                                                  applicable Event is
                                                                                  cured, the Company shall
                                                                                  pay to each Holder an
                                                                                  amount in cash, as
                                                                                  liquidated damages and
                                                                                  not as a penalty, equal
                                                                                  to 1.0% for each thirty
                                                                                  (30) day period
                                                                                  (prorated for partial
                                                                                  periods) on a daily
                                                                                  basis of the original
                                                                                  principal amount of the
                                                                                  Note. Any unpaid
                                                                                  liquidated damages as of
                                                                                  the date when an Event
                                                                                  has been cured by the
                                                                                  Company shall be paid
                                                                                  within three (3) days
                                                                                  following the date on
                                                                                  which such Event has
                                                                                  been cured by the
                                                                                  Company. This is not for
                                                                                  settlement of the shares
                                                                                  but as additional
                                                                                  damages.
-------------   ----------------------------------------------------   --------   -------------------------
26              THERE ARE NO CASH PAYMENTS REQUIRED TO THE             YES        No such provisions in the
                COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON               warrant agreements
                SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY
                WITH FULL RETURN OF THE AMOUNT DUE (THAT IS,
                "MAKE-WHOLE" PROVISION)?
-------------   ----------------------------------------------------   --------   -------------------------
27-28           THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN      YES
                SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES
                UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN
                EXCHANGE FOR THEIR SHARES?
-------------   ----------------------------------------------------   --------   -------------------------
29-31           THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE  YES
                THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER
                THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING
                THE CONTRACT.
-------------   ----------------------------------------------------   --------   -------------------------
32              THERE IS NO REQUIREMENT IN THE CONTRACT TO POST        YES        There is a security
                COLLATERAL AT ANY POINT OR FOR ANY REASON.                        agreement where we post
                                                                                  collateral however that
                                                                                  agreement is only for
                                                                                  the convertible note,
                                                                                  not the warrant piece.
                                                                                  When we paid off our
                                                                                  entire loan balances in
                                                                                  November 2005 all of the
                                                                                  UCC liens were released
                                                                                  even though the warrants
                                                                                  are still outstanding.
-----------------------------------------------------------------------------------------------------------

         In the event that the Company's registration statement is not declared effective, the warrants include a provision for liquidated damages equal to 1.0% for each thirty (30) day period (prorated for partial periods) on a daily basis of the original principal amount of the Note. Any unpaid liquidated damages as of the date when an event has been cured by the Company shall be paid within three (3) days following the date on which such event has been cured by the

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 11


Company. As such, the warrants do not meet all of the criteria listed in paragraph 12-32 of EITF 00-19 and thus should not be classified in stockholders equity. Since the warrants should not be classified in stockholders equity, they do not meet the scope exception of paragraph 11(a) of SFAS 133. As such, these warrants are considered to be a derivative and should have been classified as a liability in our consolidated financial statements at fair value and the change in fair value should have been recognized in earnings (see materiality considerations below).

         Per paragraph 10 of EITF 00-19, "the classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification." We believe that when the warrants meet all of the criteria in paragraphs 12-32 of EITF 00-19 they would be reclassified to stockholders equity and would then meet the scope exception of paragraph 11(a) of SFAS 133. These warrants should have been classified as a liability until the shares became registered and made effective. At that point all of the requirements in EITF 00-19 would have been met as there would be no obligation for liquidated damages and we would be settling with registered shares. While the warrants are classified as a liability on the balance sheet they should be measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements as long as the contracts remain as a liability. Once the requirement is met and the shares have been registered, the warrants can then be reclassified from a liability to equity.

         All of the warrants were originally classified in stockholders' equity at fair value. The fair values for the warrants were calculated using the black-scholes model. The following is a chart which shows the fair value of the warrants on the date they were recorded in stockholders' equity and total fair value at the end of each fiscal year thereafter:

-------------- -------------- --------------- ------------ ------------ ------------- ------------ ------------
                   Date            Date        Fair Value   Fair Value   Fair Value    Fair Value   Fair Value
                 warrants      Registration     warrants        at           at            at           at
                   were        Statement was      were       3/31/2003    3/31/2004     3/31/2005    6/30/2005
                 recorded       declared       recorded
                                effective        at in
                                                Equity
-------------- -------------- --------------- ------------ ------------ ------------- ------------ ------------
December 2002  12/13/2002     10/15/2003      $   199,638  $   259,788  $    209,223  $    85,300  $    52,753
Warrants
-------------- -------------- --------------- ------------ ------------ ------------- ------------ ------------
July 2003      7/31/2003      3/29/2004       $   201,336           --  $    206,076  $    96,282  $    63,276
Warrants
-------------- -------------- --------------- ------------ ------------ ------------- ------------ ------------
December 2004  12/23/2004     8/12/2005       $   102,726           --            --  $    85,670  $    58,916
Warrants
-------------- -------------- --------------- ------------ ------------ ------------- ------------ ------------

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 12


         The following is a chart which shows the change in value of the warrants for each fiscal year and interim period (expense)/income:

-----------------------   ------------   ------------   ------------   -------------   ------------    ------------
                           Change in      Change in      Change in      Change in       Change in         Total
                            value FY       value FY       value FY      value in Q1     value in Q2      change in
                              2003           2004           2005        of FY 2006      of FY 2006        value
-----------------------   ------------   ------------   ------------   -------------   ------------    ------------

December 2002 Warrants    $   (60,150)   $    56,527             --              --             --     $    (3,623)

July 2003 Warrants                 --    $    (4,740)            --              --             --     $     4,740)

December 2004 Warrants             --             --    $    17,056     $    26,754        (20,735)    $     23,075

                          ------------   ------------   ------------    ------------   ------------    ------------
TOTALS (EXP)/INC          $   (60,150)   $    51,787    $    17,056     $    26,754    $   (20,753)    $     14,712
                          ============   ============   ============    ============   =============   ============

         As of March 31, 2003, the shares underlying the warrants issued with the December 2002 note should have been classified as a liability since the registration statement did not become effective until October 15, 2003. The total value of those warrants as of March 31, 2003 was $259,788, which is 0.8% of total additional paid-in capital and 2.9% of total liabilities. This amount should have been classified as a liability on our consolidated balance sheet and the change in value should have been recorded as an expense in our consolidated statement of operations. The total change in value for the year ending March
31, 2003 was an increase in net loss of $60,150 or 0.6% of the total net loss for FY 2003

         As of March 31, 2004, there would be no liability balance on our books related to either the December 2002 warrants or the July 2003 warrants due to the fact that the shares underlying both of these warrants were registered prior to March 31, 2004 and the adjusted fair value should have been reclassified to equity. The warrants as of March 31, 2004 decreased in value by $51,787,or 1.7% of the total net loss for FY 2004, which should have been recorded as income in our consolidated statement of operations.

         As of March 31, 2005, the shares underlying the warrants issued with the December 2004 note should have been classified as a liability since the registration statement did not become effective until August 12, 2005. The total value of those shares as of March 31, 2005 was $85,670. This amount represents 0.2% of total additional paid-in capital and 1.1% of total liabilities. During the fiscal year ended March 31, 2005, the total value of the warrants decreased by $17,056, or 2.2% of the total net loss for FY 2005, which should have been recorded in income in our consolidated statement of operations for the period.

         As of June 30, 2005 (Q1 of Fiscal 2006), the warrants associated with the December 2004 note should have been classified as a liability since the registration statements did not become effective until August 12, 2005. The total value of those warrants as of June 30, 2005 was $58,916. This amount represents 0.2% of total additional-paid-in capital and 0.7% of total liabilities. During the three months ended June 30, 2005, the total value of the warrants decreased by $26,754 or 8.1% of the total net loss for the three months ended June 30, 2005, which should have been recorded in income in our consolidated statement of operations for the period. As of September 30, 2005

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 13


(Q2 of Fiscal 2006), the liability for the 2004 warrants should have been reclassified from a liability to equity since the registration became effective as of August 12, 2005. The fair value of the warrants as of August 12, 2005 was $79,651. During the three months ended September 30, 2005, the total value of the warrants for the December 2004 note increased by $20,753, or 2.1% of the total net loss for the three months ended September 30, 2005, which should have been recorded as an expense in our consolidated statement of operations during the three months. The total change in value for the six months ended September 30, 2005 was a decrease of $6,001 in net loss, or 0.9% of the total net loss for the six months ended September 30, 2005.

         We believe that the reclassifications that would be required on our consolidated balance sheets to shift the warrant values from equity to a liability and the related changes in earnings that would have been recorded had we recorded the warrants as a liability instead of as equity at the time of issuance and through the date the registration rights contingency was resolved are both quantitatively and qualitatively immaterial to our annual and interim consolidated financial statements. We further believe that this misstatement would not have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available. We believe it is not probable that the judgment of a reasonable person relying upon our financial reports would have been changed or influenced by the classification of the warrants. These misstatements did not mask a change in earnings or other trends, they would not have changed a loss into income or vice versa, they did not effect our compliance with our debt covenants, they would not have had an effect on management's compensation, and they did not involve concealment of an unlawful action. Since December 2002 and through the current date, the total amount that was paid to Laurus Master Fund relating to penalties or liquidated damages due to late registration effectiveness was $38,000. Of that amount, $24,000 was charged in FY2003, $4,000 was charged in FY 2004, and $10,000 was charged in FY 2006. As of November 17, 2005, the entire debt obligations pertaining to the December 2002, July 2003, and December 2004 notes and the revolving credit facility were repaid. As such, we have no continuing obligation under the convertible debt and revolver agreements.

6. CERTAIN OF YOUR DEBT ISSUANCES PROVIDE FOR ADJUSTMENT TO INTEREST RATES BASED ON MARKET PRICE OF YOUR COMMON STOCK AND/OR PROVIDE YOU THE OPTION TO REDEEM NOTES AT A CERTAIN PREDETERMINED PERCENTAGE OF THE OUTSTANDING PRINCIPAL AND ACCRUED INTEREST DEPENDING ON THE DATE OF PREPAYMENT. TELL US HOW YOU EVALUATED THESE PROVISIONS PURSUANT TO SFAS 133 AND EITF 00-19.

         As you noted, our 2002 and 2004 notes contain provisions to (i) adjust interest rates based on the market price of our common stock and/or (ii) allow us to call the notes and redeem them at a certain predetermined percentages of the outstanding principal and accrued interest.

         With respect to the interest rate modification, we evaluated this provision within the framework of paragraph 12 and 13 of SFAS 133, which addresses specific contract terms as follows: "the embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid on an interest-bearing host contract." We concluded that, as a result of our evaluation of the interest rate provision's effect on the investor's rate of return and investor recovery, the provision did not create the following conditions:

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 14


                  a. The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment; or
                  b. The embedded derivative could at least double the investor's initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality.

         Accordingly, we concluded that the conversion feature or the embedded derivative instrument is clearly and closely related to the host contract and thus does not qualify for separability as a derivative under the provisions of SFAS No. 133 and, therefore accounted for such in accordance with the provisions of EITF 00-19 along with the conversion and warrant features addressed in response to your comments number 4 and 5 above.

         With respect to the call option, we evaluated the provision in accordance with paragraphs 12, 13 and the call option definitions in paragraph 61(d) and, likewise, determined that this feature is clearly and closely related to the host contract due to the fact that the option can accelerate the repayment of principal on a debt instrument that does not involve substantial premium or discount and thus does not qualify for separability as a derivative under the provisions of SFAS No. 133 and, therefore accounted for such in accordance with the provisions of EITF 00-19 along with the conversion and warrant features addressed in response to your comments number 4 and 5 above.

7. PLEASE NOTE, PURSUANT TO THE COMMENTS ABOVE RELATING TO YOUR DEBT AND WARRANT ISSUANCES, YOU SHOULD PROVIDE US A THOROUGH ANALYSIS OF ALL THE PROVISIONS OF YOUR DEBT INSTRUMENTS AND WARRANTS IN ORDER TO DETERMINE WHETHER THERE ARE ANY PROVISIONS THAT MAY BE DERIVATIVES. IN YOUR RESPONSE ADDRESS THE RELEVANT INFORMATION IN SECTION I.B OF CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE, WHICH IS AVAILABLE ON OUR WEBSITE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/ ACCTDIS120105.PDF. REVISE YOUR DISCLOSURES WHERE NECESSARY TO CLARIFY YOUR ACCOUNTING FOR THESE INSTRUMENTS.

         In response to your comments numbered 4-6 relating to our debt and warrant issuances, we have provided a thorough analysis of all of the provisions of our debt instruments and warrants in order to determine whether there are any provisions that may be derivatives. See comments above. In our response we have addressed the relevant information in Section IIB of Current Accounting and Disclosure Issues in the Division of Corporation Finance.


                                     * * * *

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2006
Page 15


In connection with preparing our responses to your comments, we acknowledge that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         We trust the foregoing is responsive to your comments. If you have any questions, please call Bruce Nelson at (714) 974-2500 ext 5215.


                                                     Sincerely yours,

                                                     NETGURU, INC.

                                                     /S/ BRUCE NELSON,
                                                     -----------------
                                                     Chief Financial Officer


cc:      Mr. Thomas Ferraro
         Mr. David Edgar